Filed Pursuant to Rule 424(b)(3)
Registration No. 333-197767
BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 5 DATED FEBRUARY 15, 2018
TO THE PROSPECTUS DATED SEPTEMBER 1, 2017
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 1, 2017, as supplemented by Supplement No. 1, dated November 15, 2017, Supplement No. 2, dated November 29, 2017, Supplement No. 3, dated December 15, 2017 and Supplement No. 4, dated January 12, 2018 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

A.	the transaction price for each class of our common stock as of March 1, 2018;

B.	the calculation of our January 31, 2018 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

C.	the status of the offering;

D.	updated experts information;

E.	cover page update;

F.	tax law update; and

G.	changes to our allocation policy.
A. March 1, 2018 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of March 1, 2018 (and redemptions as of February 28, 2018) is as follows:

Share Class	Transaction Price (per share)
Class T	$7.4560
Class S	$7.4560
Class D	$7.4560
Class I	$7.4560
Class E	$7.4560
The transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2018. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.
B. January 31, 2018 NAV Per Share
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekdiversified.com and is also available on our toll-free, automated telephone line at (888) 310-9352. Please see “Net Asset Value Calculation and Valuation Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the Independent Valuation Firm. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our Independent Valuation Firm.
As used below, “Fund Interests” means our outstanding shares of common stock, along with the OP Units held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

The following table sets forth the components of total NAV as of January 31, 2018 and December 31, 2017:

	As of
(in thousands, except per share data)	January 31, 2018	December 31, 2017
Office properties	$1,159,250	$1,148,200
Industrial properties	66,000	66,000
Retail properties	855,900	851,000
Total investments	$2,081,150	$2,065,200
Cash and other assets, net of other liabilities	17,296	17,772
Debt obligations	(1,045,092)	(1,018,574)
Aggregate Fund NAV	$1,053,354	$1,064,398
Total Fund Interests outstanding	141,275	143,692

The following table sets forth the NAV per Fund Interest as of January 31, 2018 and December 31, 2017:

(in thousands, except per share data)	Total	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class E OP Units
As of January 31, 2018
Monthly NAV	$1,053,354	$15,472	$2,719	$18,761	$248,245	$684,002	$84,155
Fund Interests outstanding	141,275	2,075	365	2,516	33,294	91,738	11,287
NAV Per Fund Interest	$7.4560	$7.4560	$7.4560	$7.4560	$7.4560	$7.4560	$7.4560

As of December 31, 2017
Monthly NAV	$1,064,398	$15,276	$474	$18,589	$252,368	$694,044	$83,647
Fund Interests outstanding	143,692	2,062	64	2,510	34,069	93,695	11,292
NAV Per Fund Interest	$7.4075	$7.4075	$7.4075	$7.4075	$7.4075	$7.4075	$7.4075
The valuation for our real properties as of January 31, 2018 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Industrial	Retail	Weighted-Average Basis
Exit capitalization rate	6.41%	6.78%	6.49%	6.46%
Discount rate / internal rate of return (“IRR”)	7.28%	7.70%	7.02%	7.18%
Annual market rent growth rate	3.08%	2.92%	2.89%	3.00%
Average holding period (years)	10.0	9.9	10.1	10.0
A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Industrial	Retail	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	2.73%	2.34%	2.39%	2.58%
	0.25% increase	(2.51)%	(2.17)%	(2.20)%	(2.37)%
Discount rate (weighted-average)	0.25% decrease	2.03%	1.88%	1.93%	1.98%
	0.25% increase	(1.97)%	(1.84)%	(1.88)%	(1.93)%
The valuation of our debt obligations as of January 31, 2018 was in accordance with fair value standards under GAAP. The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted-average market interest rate used in the January 31, 2018 valuation was 3.46%.

A change in the market interest rates used would impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate of 0.25% would increase the fair value of our debt obligations by approximately 0.20%. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate of 0.25% would decrease the fair value of our debt obligations by approximately 0.32%.
C. Status of our Current Offering
As of February 1, 2018, we had raised gross proceeds of approximately $145.9 million from the sale of approximately 19.6 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $17.1 million. As of February 1, 2018, approximately $854.1 million in shares remained available for sale pursuant to this offering, including approximately $232.9 million in shares available for sale through our distribution reinvestment plan.
D. Update Experts Information
The statements included in this Supplement under Section B, “January 31, 2018 NAV Per Share,” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations.
E. Update to Cover Page
The table on the cover of the Prospectus is replaced with the updated table below.

	Per Share (1)	Total Maximum Primary Offering (2)	Total Maximum Distribution Reinvestment Plan (2)	Total Maximum
Gross offering proceeds (3) (4)		$750,000,000	$250,000,000	$1,000,000,000
Public offering price, Class T shares	$7.7170
Public offering price, Class S shares	$7.7170
Public offering price, Class D shares	$7.4560
Public offering price, Class I shares	$7.4560
Upfront selling commissions and dealer manager fees and primary dealer fee (3) (4) (5)		(10,957,000)	—	(10,957,000)
Proceeds to us, before expenses (5)		$739,043,000	$250,000,000	$989,043,000

(1)
The price per share presented is based on the NAV as of January 31, 2018. Shares of each class will be issued at a price per share generally equal to the most recently disclosed monthly NAV per share for such class, plus applicable upfront selling commissions and dealer manager fees.

(2)	We reserve the right to reallocate the offering amount between the primary offering and our distribution reinvestment plan.

(3)
Table is based on certain assumptions regarding the amount of primary offering gross proceeds that come from sales of each class. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from these assumptions. In addition to upfront selling commissions and dealer manager fees and the primary dealer fee reflected in this table, subject to Financial Industry Regulatory Authority, Inc., or “FINRA,” limitations on underwriting compensation, we pay the Dealer Manager certain ongoing distribution fees. See “Plan of Distribution” in the Prospectus.

(4)
Prior to September 1, 2017, we offered Class A, Class W and Class I shares in this offering. The table reflects sales of Class A, Class W and Class I shares in this offering prior to September 1, 2017 and upfront selling commissions and primary dealer fees paid with respect such sales. See “Plan of Distribution” in the Prospectus.

(5)
The per share amount represents an average of all shares under the primary offering and distribution reinvestment plan based on the foregoing assumptions and the sale of the total maximum offering. There will be additional items of value paid by us in connection with this offering, which are viewed by FINRA as underwriting compensation. Payment of this additional underwriting compensation will reduce the proceeds to us, before expenses. See “Plan of Distribution” in the Prospectus.

F. Update to Tax Law
On November 16, 2017, the U.S. House of Representatives passed the Tax Cuts and Jobs Act (H.R. 1). On December 2, 2017, the Senate passed a different version of the Tax Cuts and Jobs Act. On December 15, 2017, the House and Senate released a Conference report reconciling the House and Senate bills and producing a bill, which was subsequently adopted by both the House and the Senate, and signed into law by the President on December 22, 2017.
The Tax Cuts and Jobs Act made significant changes to the U.S. federal income tax rules for taxation of individuals and corporations. In the case of individuals, the tax brackets were adjusted, the top federal income rate was reduced to 37%, special rules reduce taxation of certain income earned through pass-through entities and reduce the top effective rate applicable to ordinary dividends from REITs to 29.6% (through a 20% deduction for ordinary REIT dividends received that are not “capital gain dividends” or “qualified dividend income,” subject to complex limitations) and various deductions were eliminated or limited, including limiting the deduction for state and local taxes to $10,000 per year. Most of the changes applicable to individuals are temporary and apply only to taxable years beginning after December 31, 2017 and before January 1, 2026. The top corporate income tax rate was reduced to 21%, and the corporate alternative minimum tax was repealed. Additionally, for taxable years beginning after December 31, 2017, the Tax Cuts and Jobs Act limits interest deductions for businesses, whether in corporate or pass-through form, to the sum of the taxpayer’s business interest income for the tax year and 30% of the taxpayer’s adjusted taxable income for the tax year. This limitation could apply to our operating partnership, underlying partnerships and potential taxable REIT subsidiaries. This limitation does not apply to an “electing real property trade or business.” We have not yet determined whether we or any of our subsidiaries will elect out of the new interest expense limitation or whether each of our subsidiaries is eligible to elect out. One consequence of electing to be an “electing real property trade or business” is that the new expensing rules will not apply to certain property used in an electing real property trade or business. In addition, in the case of an electing real property trade or business, real property and “qualified improvement property” are depreciated under the alternative depreciation system, with a 40-year useful life for nonresidential real property and a 20-year useful life for qualified improvement property (although a potential drafting error makes the useful life for qualified improvement property uncertain). There are only minor changes to the REIT rules (other than the 20% deduction applicable to individuals for ordinary REIT dividends received). The Tax Cuts and Jobs Act makes numerous other large and small changes to the tax rules that do not affect REITs directly but may affect our stockholders and may indirectly affect us. For example, the Tax Cuts and Jobs Act amended the rules for accrual of income so that income is taken into account no later than when it is taken into account on applicable financial statements, even if financial statements take such income into account before it would accrue under the original issue discount rules, market discount rules or other rules in the Code. Such rule may cause us to recognize income before receiving any corresponding receipt of cash, which may make it more likely that we could be required to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which such income is recognized, although the precise application of this rule is unclear at this time. In addition, the Tax Cuts and Jobs Act reduced the limit for individual’s mortgage interest expense to interest on $750,000 of mortgages and does not permit deduction of interest on home equity loans (after grandfathering all existing mortgages). Such change and the reduction in deductions for state and local taxes (including property taxes) may potentially (and negatively) affect the markets in which we may invest.
Prospective stockholders are urged to consult with their tax advisors with respect to the Tax Cuts and Jobs Act and any other regulatory or administrative developments and proposals and their potential effect on investment in our common stock.
G. Changes to our Allocation Policy
The following disclosure replaces the similar disclosure in the Prospectus under the heading “Conflicts of Interest-Conflict Resolution Procedures-Allocation of Investment Opportunities” and all similar disclosure in the Prospectus.
The Sponsor may from time to time grant to certain Investment Vehicles certain exclusivity, rotation or other priority (each, a “Special Priority”) with respect to Industrial Investments. The only currently existing Special Priority has been granted to BTC II, pursuant to which BTC II will be presented with the following Industrial Investments (subject to the terms and conditions of the BTC II partnership agreement):

•	BTC II will have the first option to pursue all potential development investments prior to March 31, 2018, and thereafter one out of every three potential development investments.

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